Logistic Properties of the Americas (LPA) Joins Russell 3000® and Russell Microcap® Indexes

San Jose, Costa Rica – June 30, 2025 - Logistic Properties of the Americas (NYSE American: LPA) ("LPA" or the "Company") a leading logistics real estate platform focused on Latin America, announced today that it has been added to the Russell 3000® and Russell Microcap® Indexes, effective after US market close on June 27, 2025, as part of the annual reconstitution of the US Russell indexes. The Russell 3000® also serves as the US component of the Russell Global Index®.

Inclusion in these widely used and followed equity market benchmarks reflects LPA’s sustained momentum since its public listing and is expected to enhance its visibility among institutional investors and a broader range of market participants. The Russell indexes are key performance benchmarks for equities and are utilized by investment managers and funds managing trillions of dollars in assets. Among these uses is the creation of index funds and ETFs, among other index-linked investment products.

“We’re honored to join the Russell indexes,” said Esteban Saldarriaga, Chief Executive Officer of LPA. “This milestone enhances the visibility of our unique real estate platform’s strength, the resilience of our business model, our diverse multinational customer base, and the value we are creating in high-growth and hard-to-access logistics markets in Latin America. As a US-listed company, we remain deeply focused on disciplined growth, transparency, and long-term alignment with our fellow shareholders. The recognition by the Russell indexes reinforces our vision and represents another significant step in our growth journey.”

LPA operates a vertically integrated portfolio of institutional-grade logistics assets across Costa Rica, Colombia, and Peru, while making targeted strategic inroads in Mexico. The Company serves a diverse blue-chip tenant base through a combination of development and acquisitions, with a strong focus on sustainability, governance, and regional execution.

About Logistic Properties of America

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of March 31, 2025, LPA’s operating and development portfolio comprises 33 logistics facilities in Costa Rica, Colombia and Peru, totaling approximately 536,000 square meters (or approximately 5.8 million sq. ft.) of gross leasable area. For more information visit https://ir.lpamericas.com.

Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made.

Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.
Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Contacts

Investor Relations Contacts

Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com

Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com